SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated November 21, 2018.

TRANSLATION

Buenos Aires, November 21, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re:	YPF S.A. enters into two agreements with the EXMAR NV group for the liquefaction of natural gas

Dear Sirs:

We are hereby addressing you in compliance with the requirements of Article 23, Chapter VI of the ByMA Regulations.

In that regard, we inform that YPF S.A. (“YPF”) entered into two agreements: a charter agreement for a liquefaction barge, which will be named “Tango FLNG”, with Exmar Energy Netherlands B.V. (“Exmar”); and a liquefaction services agreement with Exmar Energy Services B.V. (both companies are affiliated to EXMAR N.V.). The agreements have a term of 10 years, with an investment by YPF of approximately US$ 20 million.

Through this agreement, YPF will be able to produce an approximate volume of 500,000 tons per year of liquefied natural gas (“LNG”) by taking natural gas from its deposits throughout the country. This will enable it to export this natural resource to different international markets, including Asia, Europe and regional markets. This is the first floating LNG export project in Latin America, the third in the world, which will make Argentina part of the select group of LNG exporting countries. The barge has a storage capacity of 16,100 m3 LNG and liquefaction of 2.5 mm3/d of natural gas and will generate revenues of more than US$ 200 million per year.

The Tango FLNG is the first barge of its kind, it will operate in Bahía Blanca and is expected to begin operations during the second quarter of next year.

Yours faithfully,

Germán Fernández Lahore

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 23, 2018	By:	/s/ Germán Fernández Lahore
	Name:	Germán Fernández Lahore
	Title:	Market Relations Officer